June 29, 2018

Keith A. Katkin
Chief Executive Officer
Urovant Sciences Ltd.
Suite 1, 3rd Floor
11-12 St. Jamess Square
London SW1Y 4LB
United Kingdom

       Re: Urovant Sciences Ltd.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 4, 2018
           CIK No. 0001740547

Dear Mr. Katkin:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Company overview, page 1

1. We note your disclosure that vibegron is a "potent and highly selective" beta-3 agonist with the potential for "broader efficacy claims with a favorable safety profile." We note similar disclosure on page 3 that vibegron is "most potent" and has "demonstrated clinical benefit with a favorable safety profile." Please remove all statements throughout your
 Keith A. Katkin
FirstName LastNameKeith A. Katkin
Urovant Sciences Ltd.
Comapany NameUrovant Sciences Ltd.
June 29, 2018
June 29, 2018 Page 2
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FirstName LastName

         registration statement that present your conclusions regarding the safety or efficacy of your product candidate as these determinations are within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies. With respect to safety, we will not object to statements that your product candidate was well-tolerated. Please also limit the summary discussion of your results to a description of the endpoints and whether they were met. Discussions of statistical significance is more appropriate for the Business discussion, where you should also discuss how this concept relates to the FDA's evidentiary standards of efficacy.
Our solution, page 3

2. We note your disclosure that vibegron has the potential to become a "best-in-class" beta-3 agonist. This term suggests that your product candidate is effective, likely to be approved, and compares favorably to competitive products. It is premature and inappropriate for you to make such statements or implications. Accordingly, please delete all references throughout your registration statement to vibegron as having the potential to become a best-in-class therapy. If you wish to distinguish vibegron from other beta-3 agonists that are marketed or are being developed for your target indications, such disclosure should be accompanied by cautionary language that the statements are not intended to give any indication that your product candidate has been proven effective or that it will receive regulatory approval.
Vibegron for the treatment of overactive bladder, page 3

3. Please briefly explain what you mean by QTc prolongation. Risks associated with our business, page 6

4. Please expand your disclosure in the tenth bullet point to disclose that you are dependent upon your license agreement with Merck for development and commercialization rights for your sole product candidate. Additionally, please expand your disclosure in the eleventh bullet point to disclose other products being developed for OAB, including another beta-3 agonist, as discussed on page 26. Please also add a bullet to discuss the adverse tax consequences that may affect your U.S. holders if you are characterized as a
         PFIC and that you may be classified as a PFIC in the current taxable year.
Implications of being an emerging growth company, page 7

5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Keith A. Katkin
FirstName LastNameKeith A. Katkin
Urovant Sciences Ltd.
Comapany NameUrovant Sciences Ltd.
June 29, 2018
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Risk factors
Changes in United States patent law . . ., page 48

6. We note your reference to the U.S. government's rights under the Bayh-Dole Act. Please tell us whether you are aware of any such rights with respect to vibegron. To the extent you are aware of such rights, please revise your risk factor accordingly.
Use of Proceeds, page 67

7. Please revise to clarify whether you expect the proceeds will be sufficient to fund each of the referenced trials through completion. If you do not, please indicate how far the proceeds of the offering, together with your existing cash, will allow you to proceed.
         Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for vibegron. Refer to Instruction 3 to Item 504 of Regulation S-K.
Business
Clinical data for vibegron in overactive bladder, page 97

8. We note your disclosure on page 99 that in the Phase 2b trial for vibegron conducted by
         Merck, nine serious adverse events, or SAEs, were reported in eight patients, none of which were considered treatment related. Please expand your disclosure to identify the
         SAEs reported and the number of patients who experienced them. Please make similar revisions to the disclosure concerning the SAEs reported in the Phase 3 trial conducted by
         Kyorin discussed on page 101 and in the Phase 1 trial discussed on page 104. In addition, disclose in the prospectus summary that in the Kyorin trial, there was one serious adverse event of cerebral infarction that may be treatment-related.
9. Please expand the legends to the graphics on pages 97 and 98 to define MMRM model and cLDA model.
License agreement with Merck, page 105

10. Please revise your disclosure to state the royalty range within a 10% range.
Phase 1 clinical trials and preclinical studies of vibegron, page 105

11. Please briefly explain what you mean that vibegron "is not an inhibitor of any major cytochrome P450 enzymes, including CYP2D6 and CYP3A4."
Collaboration agreement with Kyorin, page 106

12. Please revise to clarify whether you and Kyorin have the right to use the other party's clinical data for purposes of regulatory authority submissions. Manufacturing, page 107

13. We note your statements that you currently rely on a single supplier for a proprietary
 Keith A. Katkin
Urovant Sciences Ltd.
June 29, 2018
Page 4
       enzyme used in the production of vibegron. Please disclose the availability of a substitute for this enzyme. Refer to Item 101(h)(4)(v) of Regulation S-K.
Certain relationships and related party transactions, page 132

14. Please expand your disclosure to describe any disclosable related party transaction since the beginning of your last fiscal year, including the approximate dollar value of the amount involved.
Principal shareholders, page 136

15. Please revise footnote 1 to identify each of the Roivant Sciences Ltd. board members.
Notes to consolidated financial statements
Note 5 - Related party transactions, page F-16

16. We note your disclosure regarding your service agreements with Riovant Services, Inc.
       (RSI) and Riovant Services GmbH (RSG). Please revise to separately state amounts related to your related party transactions on the face of your financial statements. Refer to
       Item 4-08(k) of Regulation S-K.
Signatures, page II-5

17. Upon public filing, please ensure that your registration statement is also signed by your authorized representative in the United States. Refer to Instruction 1 of Signatures of
       Form S-1.
General

18. Please provide us proofs of all graphics, visual, or photographic information that you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
       Please note that we may have comments regarding this material.
       You may contact Paul Cline at 202-551-3851 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Dorrie Yale at 202-551-8776 with any other questions.


FirstName LastNameKeith A. Katkin
                                                             Division of
Corporation Finance
Comapany NameUrovant Sciences Ltd.
                                                             Office of
Healthcare & Insurance
June 29, 2018 Page 4
cc:       Frank Rahmani
FirstName LastName